SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: April 09, 2012

Press Release

The City of Austin Selects OTI’s EasyPark™ System to Offer Flexible and
Convenient Parking Access for Drivers

Austin, TX is the 14th Most Populous City in the U.S.

Iselin, NJ, April 9, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that the City of Austin had announced that OTI America Inc., a wholly owned subsidiary of OTI,  was selected for the deployment of EasyPark™ electronic parking management and payment system.  EasyPark will simplify the process of paying for parking in the City of Austin.

Austin, the capital of Texas and the 14th most populous city in the U.S. with a population of 790,000, is the first major U.S. city to adopt the EasyPark system. EasyPark is currently used in 125 municipalities around the world, including Tel Aviv and Jerusalem in Israel, Lille and Lyon in France, Turin in Italy and Bermuda, with total device sales of over a million units.  In February 2012, the EasyPark system was introduced to the U.S. with the first implementation in the University of California Davis campus.

EasyPark is a unique parking management system that offers a ‘one-stop-shop’ solution for a city’s information and payment needs. The EasyPark system can be launched with minimal investment in infrastructure, ongoing maintenance or overhead costs that are required by other parking payment systems.

Last week the newly designed EasyPark™ parking information and payment system was launched. The new system, based on OTI’s extensive patent and IP portfolio, is designed to provide municipalities with a ‘one-stop-shop’ for all their information and payment needs revolving around parking payment. The system was designed and built taking into consideration the budget constraints of municipalities, allowing for cost effective modular implementation. At the center of the system is the EasyPark in-vehicle device providing the most cost effective and secured payment for parking solution to date. By communicating with supporting information systems to provide real-time data for the driver and authorities, EasyPark eliminates the hassle for a driver to find a working meter, look for coins and then return to their vehicle with a receipt to place on their dashboard. EasyPark enables drivers to simply park and go.

“We are excited to bring the EasyPark system to a major U.S. metropolitan area and expand upon existing programs.” said Oded Bashan, OTI's Chairman and CEO. “Our parking management solution is already being used by multiple municipalities, with more than 1 million of our EasyPark in-vehicle devices sold.  At the core of its success is both the ease in which the EasyPark device can be introduced by a city and the speed that a driver can begin using it.”

Pre-registration for EasyPark devices in Austin is available at: www.EasyParkUSA.com

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's and/or OTI America’s current expectations and not on factual events , they are subject to various risks and uncertainties and actual results, performance or achievements of OTI and/or OTI America could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our current and new parking solutions in Austin, Texas. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors which are beyond the company’s control and which are further discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI and/or OTI America believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI and/or OTI America disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts: Galit Mendelson VP, Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Jay M. Meier SVP, Business Development & Investor Relations OTI America, Inc. 732 429 1900 ext. 104 jaym@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com